Exhibit 99.11
Media Release

Rio Tinto supports Red Cross disaster relief and recovery efforts for bushfire affected communities

10 December 2019

Rio Tinto has donated A$250,000 to Australian Red Cross’ Disaster Relief and Recovery, supporting people affected by bushfires in Queensland, New South Wales and South Australia.

The funds will be used to ensure Red Cross emergency service teams can provide impacted communities with support including a safe place to take shelter, psychological first aid, information and practical assistance through the time it can take to recover.

Since 7 November 2019, more than 500 Red Cross emergency personnel – mostly volunteers – have worked in over 40 relief and evacuation centres in bushfire impacted communities.

Rio Tinto chief executive officer J-S Jacques said “It is clearly a very difficult time for many Australians so close to Christmas, and as a company with a long-standing commitment to regional Australia, we are committed to helping those who need help right now.

“Red Cross provides wonderful assistance to communities in times of crisis, and we hope these funds can support its tireless efforts caring for bushfire affected communities.”

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